SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Centrus Energy Corp.
(Name of Issuer)

Class A Common Stock, par value $0.10 par value
(Title of Class of Securities)

15643U104
(CUSIP Number)

December 31, 2014
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 4 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 453,581 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 453,581 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,581 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.00%
12	TYPE OF REPORTING PERSON OO

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on December 1, 2014 (as amended, the “Schedule 13G”), with respect to the shares of Class A Common Stock, par value $0.10 per share (the “Class A Common Stock”), of Centrus Energy Corp., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 4(a) and 4(b) in their entirety as set forth below.

Item 4.	OWNERSHIP.

(a) Amount beneficially owned:

As of December 31, 2014, Highbridge Capital Management, LLC, as the trading manager of Highbridge International LLC and Highbridge Tactical Credit & Convertibles Master Fund, L.P. (collectively, the "Highbridge Funds") may be deemed to be the beneficial owner of the 453,581 shares of Class A Common Stock held by the Highbridge Funds.

(b) Percent of class:

The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 7,563,600 shares of Class A Common Stock reported to be outstanding as of October 31, 2014 in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 filed on November 14, 2014. Therefore, as of December 31, 2014, based on the Company’s outstanding shares of Class A Common Stock, Highbridge Capital Management, LLC may be deemed to beneficially own approximately 6.00% of the outstanding shares of Class A Common Stock of the Company.

The foregoing should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the shares of Class A Common Stock held by the Highbridge Funds.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 17, 2015

HIGHBRIDGE CAPITAL MANAGEMENT, LLC By: /s/ John Oliva Name: John Oliva Title: Managing Director